TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX [redacted] O 100-8694, JAPAN)
[redacted] FAX:(81-3)5157-2900

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST: AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, WARSAW, ZÜRICH

ASIA PACIFIC: ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, MANILA, MELBOURNE, SINGAPORE, SYDNEY, TAIPEI, TOKYO

NORTH AND SOUTH AMERICA: BOGOTÁ, BRASILIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON, D.C.

File No. 82-5227

December 3, 2002

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Business Reconstruction for More Efficient Business Operations of the Group (November 29, 2002).

Yours truly,

Fusako Otsuka

FO/ah

dlw 12/20

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227
November 29, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

<u>Notice of Business Reconstruction for More Efficient Business Operations of the Group</u>

In accordance with the fundamental agreement entered into between Sammy Corporation (the "Company") and GEO Corporation ("GEO") and dated September 27, 2002, the Company had been preparing to transfer by assignment the shares of Spike Co., Ltd. ("Spike"), a subsidiary of the Company, to GEO to improve the efficiency of business operations among the Company and its group companies. Consequently, the Company entered into a share transfer agreement with GEO on November 29, 2002, as described below:

Description

1. Background of the transfer:

To ensure continuous growth of its middle- and long-range strategic business, N.E.W.S. (New Entertainment World of Sammy) business, the Company has been reorganizing some video operations in the content division of the N.E.W.S. business to select and concentrate operations among the Company and its group companies and also considering the possibilities of separating Spike to eliminate the overlapping of the operations of content development. Consequently, as a measure to reorganize the overlapping operations, the Company fundamentally agreed with GEO to transfer all of the issued shares of Spike held by the Company to GEO after adjustment to its ratio of shareholdings in Spike by a capital increase/decrease and make inquiries and investigations necessary to determine prices and other terms and conditions of the transfer. All necessary procedures were followed to determine such terms and conditions. Hence, the Company and GEO entered into a share transfer agreement.

2. Outline of the subsidiary subject to business reconstruction (Spike: as of November 19, 2002):

(1) Trade name: Spike Co., Ltd.

(2) Representative: Takashi Murakoshi

(3) Location of head office: Nisshin Buiding 3F, 10-4, Mita 1-chome, Minato-ku, Tokyo

(4) Establishment: December 14, 1989

(5) Contents of business: Development, production and sale of home video game software

(6) Date of settlement of accounts: March 31 of each year

(7) Number of employees: 69

(8) Major business office: None

(9) Capital: ¥2,050,000,000

(10) Total number of issued shares: 82,000 shares

(11) Largest shareholder (shareholding ratio): Sammy Corporation (100%)

(12) Business results for the recent business years:

	Business year ended March 31, 2002	Business year ended March 31, 2001
Net sales (¥ million)	3,091	4,279
Gross profit on sales (¥ million)	689	981
Operating income (¥ million)	(748)	207
Ordinary income (¥ million)	(741)	162
Net income (¥ million)	(765)	161
Total assets (¥ million)	5,649	4,335
Stockholders' equity (¥ million)	(555)	234
Dividend per share (¥)	-	-

3. Party to acquire the shares:

(1) Trade name: GEO Corporation

(2) Representative: Yuki Endo

(3) Location of head office: 11-3, Nyoisarucho 5-chome, Kasugai City, Aichi Prefecture

(4) Establishment: January 1989

(5) Contents of major businesses: Retail business such as renting and recycling of audio-visual (AV) products and sale of new AV products, and wholesale business such as sale of AV products to franchisees and other clients

(6) Relation with the Company: The Company currently holds 348 shares of GEO (shareholding ratio: 1.2%).